Rec'd 7/9/02

Vf 8-1-02

02023500

...TES
...GE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30141

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Gro Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 Weslayan St., Ste. 390
(No. and Street)

RECD S.E.C.
JUL 0 9 2002
535

Houston TX 77027
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nathan Tuttle.
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 7 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Vf 8-1-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NATHAN T. TUTTLE
Certified Public Accountant
6111 Beverly Hill, Suite 6
Houston, Texas 77057
Telephone (281) 216-5338

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
GRO Corporation
Houston, Texas

I have audited the accompanying statement of financial condition of GRO Corporation (a Delaware Corporation) as of December 31, 2001, and the related statement of operations, cash flows, and changes in stockholders' equity year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on this audit.

I conducted this audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GRO Corporation as of December 31, 2001, and the results of its operations, cash flows, and changes in stockholders' equity for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion of the financial statements taken as a whole. The accompanying information contained on Schedule 1 and Schedule 2 are presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 14, 2001

GRO CORPORATION

Statement of Financial Condition

December 31, 2001

ASSETS

Cash	$	20,932
Receivable from broker-dealers and clearing organization		34,292
Clearing Deposit		17,997
Investment		3,300
License agreements (net of accumulated amortization $139,686)		606,317
Property and equipment (net of accumulated depreciation $122,734)		2,198
Other Assets		14,907
Total assets	$	699,942

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:				
Accounts payable and accrued expenses			$	27,503
Total liabilities				27,503
Stockholders' equity				
Common stock, $.01 par value				
Authorized 100,000 shares; issued and outstanding 13,141 shares	$	131		
Additional paid-in capital		2,889,601		
Accumulated deficit		(2,217,294)		
Total stockholders' equity				672,439
Total liabilities and stockholders' equity			$	699,942

The accompanying Notes to Financial Statements are an integral part of this statement.

GRO CORPORATION

Notes to Financial Statements

December 31,2001

1. Organization

   GRO Corporation ("GRO") is a broker-dealer registered under the Securities Exchange Act of 1934. GRO conducts a customer business that is cleared through another broker-dealer on a fully disclosed basis in accordance with the exemption under 15c3-3(k)(2)(ii).

2. Significant Accounting Policies

   The financial statements are prepared on the accrual basis of accounting prepared in accordance with generally accepted accounting principles. GRO has adopted a calendar year.

   Fixed assets are stated at cost. Depreciation is computed using the straight-line method of depreciation over 5 to 10 years, depending on the asset. License agreements are amortized on a straight-line basis over 8 years (one-half year in 2000).

   Commission revenues and related expenses are recorded on a trade date basis.

   The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenue, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

   GRO accounts for income taxes in accordance with Statement of Financial Standards No. 109 "Accounting for Income Taxes." This standard requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The principal item resulting in the difference is net operating loss carryovers.

3. Net Capital

   GRO, as a registered broker-dealer in securities is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission and the related rules of

the National Association of Securities Dealers, Inc. Such rules prohibit GRO from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined).

At December 31, 2001, GRO had a net capital requirement of $5,000 and aggregate indebtedness and net capital of $27,503 and $45,685 respectively, a ratio of 0.60 to 1.

4. License Agreement

In September 1999, the company issued 603 shares of common stock to Telescan Inc. ("Telescan") in exchange for two notes valued in total at $727,380 held by Telescan issued by Texas Galleria, Inc. ("Galleria"), a corporation owned by the Company's majority shareholders. The notes accrued interest at a rate of 8.25% per annum and mature on September 30, 2000. The notes called for Galleria to make payments totaling $125,106 on the last day of each calendar quarter. On March 31, 2000, Galleria transferred to GRO a license for software marketed by Telescan to be used in providing online trading for customers ("License Agreements") in exchange for extinguishment of the notes including accrued interest. Management believes that the value of the software license is in excess of the balance due on the notes, including accrued interest. The License Agreements have been valued in the accompanying financial statements at the value of the notes plus accrued interest in the amount of $742,506. They are being amortized on a straight-line basis over 8 years (one-half year in 2000). Accordingly, $102,095 of amortization has been recorded for the year ended December 31, 2001, including a $9,282 prior year adjustment.

5. Income Taxes

For the year 2001, deferred taxes are provided for temporary differences in the recognition of certain income and expense items for financial reporting and income tax purposes. Deferred income tax assets in the amount of $551,129 are a result of net operating loss carryovers.

At the end of 2001, GRO has no assurance that future taxable income will be sufficient to fully utilize the net operating loss carry forwards in the future. Consequently, GRO has established a valuation allowance of $551,129 to fully offset this asset.

At December 31, 2001, the Company had a net operating loss carry forward for federal income tax purposes of $1,620,968 available to offset future taxable income. Of this amount, $751,596 expires in 2019, $589,991 expires in 2020 and $279,381 expires in 2021, unless utilized sooner.

6. Related Party Transactions

During the year ended December 31, 2001, commission income of $42,790 was received from a partnership in which the general partner is a corporation owned by the majority shareholders of GRO. During the year, commission income of $15,000 was received from accounts controlled by a shareholder.

In December 2001, the majority shareholder of the Company purchased all 665 shares of common stock from another shareholder for $473.

During 2001, GRO paid administrative fees of $351,106 to Galleria (see note 11)

7. Commitments

Office space is leased under an operating lease that expires September 30, 2003. Future minimum lease payments required under the operating lease are:

2004	$45,852
2005	45,852
2006	34,389

In February 2000, GRO entered into an agreement with a service bureau to execute certain trades for customers and amended the agreement effective May 1, 2001. The agreement requires a minimum monthly payment of $3,000 per month plus a $100 per month for "Terminals." This agreement expires October 1, 2002.

In May 2001, GRO entered into a "Foreign Finder Compensation Agreement" with a foreign company located in Moscow, Russia. Under the agreement, GRO will be compensated for providing referred clients with links to software that will allow them access to the NYSE, ASE and NASDAQ markets in exchange the foreign company will receive finder fees. Total finder fees paid by GRO to the foreign company in 2001 equaled $26,025.

8. Off-Balance Sheet Risk and Concentration of Credit Risk

GRO, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose GRO to off-balance sheet risk in the event that the customer and/or clearing broker is unable to fulfill their obligations. GRO does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

GRO transacts its business with customers located throughout the United States and Russia.

9. Property and Equipment

Furniture and equipment	$124,932
Accumulated depreciation	122,734
Net book value	$ 2,198

Depreciation expense was $4,200 for the year ended December 31, 2001.

10. Common Stock

In July 1999, the Board of Directors authorized an increase in the number of shares of common stock that the Company is authorized to issue from 1,000 shares to 100,000 shares and a reduction in par value of common shares from $1.00 per share to $.01 per share. The Board of Directors also authorized a 100-for-1 stock split to be distributed to shareholders of record.

In 1999, after the 100-for-1 stock split, the Board of Directors authorized the issuance and sale of a total of 1,017 shares of common stock to various third parties for a total of $914,064.

In September 1999, the Company issued 603 shares of common stock to Telescan Inc. in exchange for notes valued at $727,380 held by Telescan issued by Galleria.

In 2000, the company issued 256 shares of common stock to various third parties for $400,000.

In 2001, the Board of Directors authorized the issuance and sale of a total of 665 shares of common stock to a third party for a total of $100,000.

From October 2001 through December 2001, the Company issued 600 shares of common stock to an existing majority shareholder for $90,000.

11. Administrative Fees

Under a letter agreement dated April 1, 1998, Galleria provides GRO administrative support services, including payment and administration of employees' salaries and payment and administration of certain accounts payable. The agreement runs on a month-to-month basis.

12. Legal Settlements

Legal fees relate to pending arbitration.